EXHIBIT 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
     World Financial Network National Bank

We have examined management’s assertion that World Financial Network National Bank (the Company) has complied as of and for the year ended December 31, 2004, with its established minimum servicing standards described in the World Financial Network Credit Card Master Trust Pooling and Servicing Agreement dated January 17, 1996, amended and restated on September 17, 1999, amended and restated a second time as of August 1, 2001, and as further amended, and its supplements ( the “Agreement”) based on the accompanying Management’s Assertion dated March 25, 2005. Management is responsible for the Company’s compliance with those minimum servicing standards. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with its minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with its minimum servicing standards.

In our opinion, management’s assertion that the Company complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2004, is fairly stated, in all material respects based on the criteria set forth in Appendix I.

/s/ Deloitte & Touche LLP
Columbus, Ohio

March 25, 2005

Management’s Assertion

March 25, 2005

Deloitte & Touche LLP

As of and for the year ended December 31, 2004, World Financial Network National Bank (the “Company”) has complied, in all material respects, with the Company’s established minimum servicing standards for the World Financial Network Credit Card Master Trust pursuant to the Pooling and Servicing Agreement dated January 17, 1996, amended and restated on September 17, 1999, amended and restated a second time as of August 1, 2001, and as further amended, and its supplements ( the “Agreement”) as set forth in Appendix I (the “Standards”). The Standards are based on the Mortgage Banker’s Association of America’s Uniform Single Attestation Program for Mortgage Bankers, modified to address the unique characteristics of servicing credit card portfolios.

/s/ Daniel T. Groomes
Daniel T. Groomes
President

/s/ John J. Coane
John J. Coane
Chief Financial Officer

/s/ Robert P. Armiak
Robert P. Armiak
Senior Vice President and Treasurer

APPENDIX I

WORLD FINANCIAL NETWORK NATIONAL BANK’S MINIMUM SERVICING STANDARDS

•	Administration and servicing of the receivables in accordance with duties, procedures, guidelines, and agreements referenced in the Agreement.

•	Funds collected are allocated and remitted to trust accounts in accordance with the Agreement.

•	Directions by the Servicer to the Indenture Trustee concerning withdrawals from the trust accounts are given in accordance with the Agreement.

•	Calculations are performed by the Servicer in accordance with the Agreement and Servicer reports and notices are delivered in accordance with the Agreement.

•	Maintenance and use of bank accounts is in accordance with the Agreement.

•	Adequate insurance is maintained in accordance with the Agreement.